Exhibit 99.1

3SBio Obtains SFDA Approval to Join Global Phase III Trial for Voclosporin

SHENYANG, China, June 28, 2012 /PRNewswire-Asia-FirstCall/ -- 3SBio Inc. (NASDAQ: SSRX) ("3SBio" or "the Company"), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that the State Food and Drug Administration ("SFDA") has approved 3SBio's application to conduct the China arm of the multi-center phase III trial of voclosporin, a new generation calcineurin inhibitor licensed from Isotechnika Pharma Inc. ("Isotechnika") (TSX: ISA).

According to the approved protocol, this will be a phase III, randomized, multi-center, concentration-controlled comparison study on renal transplant patients. Patient enrollment is expected to begin in the third quarter of 2012.

Further details about voclosporin and 3SBio's strategic partnership with Isotechnika are available in the press releases dated August 24, 2010, September 14, 2010, November 19, 2010 and May 12, 2011 which are archived in the investor relations section of www.3SBio.com.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol "SSRX". Please see www.3SBio.com for more information.

Safe Harbor Statement

This press release and the comments issued by 3SBio related to SFDA approval of the Company joining global Phase III trial for voclosporin may contain statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. The accuracy of these statements may be impacted by a number of risks factors and uncertainties, including factors related to: the success and timely completion of phase III trial, and our and our partner's ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis; and other risks related to new product development as outlined in 3SBio's filings with the Securities and Exchange Commission. 3SBio does not undertake any obligation to update such forward-looking information, except as required under applicable law.

Investor Contacts

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com
Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com